March 2011 Preliminary Terms No. 694 Registration Statement No. 333-156423 Dated February 22, 2011 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Currencies

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar
Variable Coupon Currency-Linked Notes offer investors the opportunity to receive a variable annual coupon of either (i) $80 to $100 per note for that year (8% to 10% per annum) if the Brazilian real (the “BRL”) has appreciated or has remained the same relative to the U.S. dollar (the “USD”) on the related coupon determination date as compared to its value on the pricing date, or (ii) only $10 per note for that year (1% per annum) if the BRL has depreciated relative to the USD on the related coupon determination date.  The notes are for investors who are willing to forgo market interest rates in exchange for an opportunity to earn an above-market interest rate if the BRL has appreciated or has remained the same relative to the USD on the related annual coupon determination date and are willing to accept the risk of receiving only a 1% interest rate for some or all of the annual interest payment periods during the term of the notes if the BRL depreciates relative to the USD as measured on the related annual coupon determination date.   The investor will receive the $1,000 stated principal amount per note at maturity as the repayment of principal will not depend on the BRL/USD exchange rate.  The notes are senior unsecured obligations of Morgan Stanley and all payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	March 25, 2011
Original issue date:	March 30, 2011 (3 business days after the pricing date)
Maturity date:	March 30, 2016
Payment at maturity:	Stated principal amount plus variable coupon
Variable coupon:
On each coupon payment date (including the maturity date), investors will receive a variable coupon equal to:

(a)   If the BRL has appreciated or remained the same relative to the USD (in this instance the exchange rate will be less than or equal to the initial exchange rate):

$80 to $100 per note (8% to 10% per annum), to be determined on the pricing date

(b)   If the BRL has depreciated relative to the USD (in this instance the exchange rate will be greater than the initial exchange rate):

$10 per note (1% per annum)

Initial exchange rate:	The exchange rate on the pricing date
Exchange rate:
On any currency business day, the rate for conversion of the Brazilian real into U.S. dollars (expressed as the number of units of the real per dollar), as determined by reference to the reference source on such currency business day. For more information, please see “Fact Sheet––Key Terms––Exchange rate” below.

Reference source:	Reuters page “BRFR”
Coupon determination dates:	March 27, 2012, March 26, 2013, March 26, 2014, March 25, 2015 and March 24, 2016.
Coupon payment dates:	March 30, 2012, March 30, 2013, March 30, 2014, March 30, 2015 and March 30, 2016.
CUSIP / ISIN:	61750VAH8 / US61750VAH87
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1) (2)	Proceeds to Issuer
Per Note	100%	3.00%	97.00%
Total	$	$	$
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $990 per note. Please see “Syndicate Information” on page 7 for further details.
(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.00% for each note they sell. See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP:  MSPRB1208007

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Investment Overview

▪
The Variable Coupon Currency-Linked Notes due March 30, 2016 (the “notes”), issued by Morgan Stanley, provide investors with the opportunity to receive a variable annual coupon of either $80 to $100 per note (8% to 10% per annum) or only $10 per note (1% per annum), depending on whether the BRL has weakened or strengthened relative to the USD on the related coupon determination date. If the exchange rate on the related coupon determination date is less than or equal to the initial exchange rate, which means the BRL has appreciated or has remained the same relative to the USD, the investor will receive a coupon of $80 to $100 per note (8% to 10% per annum) for that coupon payment date; however, if the exchange rate on the related coupon determination date is greater than the initial exchange rate, which means the BRL has depreciated relative to the USD, the investor will receive a coupon of only $10 per note (1% per annum) for that coupon payment date.  Therefore, the investor will receive a coupon as low as 1% per annum if the BRL has depreciated relative to the USD on a coupon determination date.

▪
In addition to the accrued unpaid variable coupon, the investor will receive the stated principal amount per note at maturity. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

Maturity:	5 years
Variable coupon:
On each coupon payment date, investors will receive for each note a variable coupon equal to:

(a)   If the BRL has appreciated or has remained the same relative to the USD on the related coupon determination date:

$80 to $100 per note (8% to 10% per annum), to be determined on   the pricing date

(b)   If the BRL has depreciated relative to the USD on the related coupon determination date:

$10 per note (1% per annum)

Payment at maturity:	Stated principal amount plus variable coupon

The BRL/USD Exchange Rate

▪	Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

▪
The BRL/USD exchange rate is expressed as the number of units of the real per one USD.  As a result, a decrease in the exchange rate means that the BRL has appreciated / strengthened relative to the USD.  This means that it takes fewer BRL to purchase one USD on the relevant coupon determination date than it did on the pricing date.  Viewed another way, one BRL can purchase more USD on the relevant coupon determination date than it did on the pricing date.  An exchange rate of 1.20 reflects a strengthening of the BRL relative to the USD, as compared to a hypothetical exchange rate of 1.70 on the pricing date.

▪
Conversely, an increase in the exchange rate means that BRL has depreciated / weakened relative to the USD.  This means that it takes more BRL to purchase one USD on the relevant coupon determination date than it did on the pricing date.  Viewed another way, one BRL can purchase fewer USD on the relevant coupon determination date than it did on the pricing date.  An exchange rate of 2.20 reflects a weakening of the BRL relative to the USD, as compared to a hypothetical exchange rate of 1.70 on the pricing date.

Actual exchange rates on the pricing date and on each coupon determination date will vary from those used in the examples above.

March 2011	Page 2

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Key Investment Rationale

Investors will receive a variable annual coupon depending on whether the BRL has weakened or strengthened relative to the USD on the related coupon determination date.

Best Case Scenario:
▪  On each coupon determination date, the BRL has appreciated or has remained the same relative to the USD and the notes pay a coupon of $80 to $100 per note (8% to 10% per annum) on each coupon payment date.  The actual coupon will be determined on the pricing date.

Worst Case Scenario
▪  On each coupon determination date, the BRL has depreciated relative to the USD and the notes pay a coupon of $10 per note (1% per annum) on each coupon payment date. In this case, the notes would only pay a 1% per annum interest rate for the entire 5-year term of the notes.

Summary of Selected Key Risks (see page 10)

▪	The coupon payable on the notes will vary, depending on whether the BRL has appreciated relative to the USD on the related coupon determination date as compared to the initial exchange rate.

▪	The maximum annual coupon is fixed and not proportional to the percentage appreciation of the Brazilian real.

▪	The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.

▪	The notes will likely not be listed on any securities exchange and secondary trading may be limited.

▪	Market price of the notes may be influenced by many unpredictable factors.

▪	Government intervention could materially and adversely affect the value of the notes.

▪	The notes are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.

▪	Suspension or disruptions of market trading in the Brazilian real may adversely affect the value of the notes.

▪	The inclusion of commissions and the cost of hedging, including the projected profit from the hedging, in the original issue price is likely to adversely affect secondary market prices.

▪	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.

▪	Hedging and trading activity by affiliates of the issuer could adversely affect the value of notes.

March 2011	Page 3

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by these preliminary terms.  On each coupon payment date including the maturity date, an investor will receive a variable annual coupon of either (i) $80 to $100 per note for that year (8% to 10% per annum) if the BRL has appreciated or has remained the same relative to the USD on the related coupon determination date as compared to its value on the pricing date, or (ii) only $10 per note for that year (1% per annum) if the BRL has depreciated relative to the USD on the related coupon determination date.  An investor will receive the $1,000 stated principal amount per note at maturity and the repayment of principal will not depend on the BRL/USD exchange rate.  The notes offered are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

Expected Key Dates
Pricing date:	Original issue date:	Maturity date:
March 25, 2011	March 30, 2011 (3 business days after the pricing date)	March 30, 2016
Key Terms
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Syndicate Information” on page 7)
Stated principal amount:	$1,000 per note
Issuer call right:	None
Denominations:	$1,000 and integral multiples thereof
Payment at maturity:	$1,000 + variable coupon
Variable coupon:
On each coupon payment date, investors will receive for each note a variable coupon equal to:

(a)   If the BRL has appreciated or remained the same relative to the USD (in this instance the exchange rate will be less than or equal to the initial exchange rate):

$80 to $100 per note (8% to 10% per annum), to be determined on the pricing date

(b)   If the BRL has depreciated relative to the USD (in this instance the exchange rate will be greater than the initial exchange rate):

$10 per note (1% per annum)

Initial exchange rate:	The exchange rate as posted on the applicable reference source on the pricing date
Exchange rate:
On any currency business day, the rate for conversion of Brazilian real into one U.S. dollar (expressed as the number of units of the real per dollar), as determined by reference to the reference source on such day.

If the underlying currency is lawfully eliminated, converted, redenominated or exchanged by the issuing country after the pricing date and prior to any coupon determination date, the calculation agent, in its sole discretion, will determine the exchange rate (or make such adjustment to the initial exchange rate) with respect to each subsequent coupon determination date, in accordance with legal requirements and market practice.

For a description of how the exchange rate will be determined if the applicable reference source is unavailable and in certain other circumstances, please see the definition of “exchange rate” under “Description of Currency-Linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement.

Reference source:	Reuters page “BRFR”
Coupon determination dates:
March 27, 2012, March 26, 2013, March 26, 2014, March 25, 2015 and March 24, 2016; provided that if such day is not a currency business day then the coupon determination date will be the immediately preceding currency business day.

Coupon payment dates:	March 30, 2012, March 30, 2013, March 30, 2014, March 30, 2015, and March 30, 2016.
Currency business day:
A day on which commercial banks are open for business (including dealings in foreign exchange in accordance with the market practice of the foreign exchange market) in (i) The City of New York and (ii) any of Sao Paulo, Rio de Janeiro or Brasilia disregarding any unscheduled holiday.

Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.
Risk Factors:	Please see “Risk Factors” on page 10.

March 2011	Page 4

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	61750VAH8
ISIN:	US61750VAH87
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
The notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes.  U.S. Holders should read the section entitled “United States Federal Taxation” in the accompanying prospectus supplement.  However, U.S. Holders should note that the discussion in the sections entitled “United States Federal Taxation — Tax Consequences to U.S. Holders — Long-Term Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Short-Term Notes” in the accompanying prospectus supplement do not apply to the notes, except as described below under “Possible Alternative Tax Treatment of an Investment in the Notes.”  Unless otherwise stated, the following discussion is based on the treatment of the notes as variable rate debt instruments.

Variable Coupon Payments on the Notes

Each variable coupon payment on the notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale or Exchange of the Notes

Upon a sale or exchange of the notes, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange (other than amounts attributable to accrued interest, which will be treated as ordinary interest income as discussed above) and the U.S. Holder’s tax basis in the notes, which will equal the U.S. Holder’s purchase price of the notes.  This gain or loss will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at the time of sale or exchange.

Possible Alternative Tax Treatment of an Investment in the Notes

The Internal Revenue Service could seek to analyze the U.S. federal income tax consequences of owning the notes under Treasury regulations governing “contingent payment debt instruments” as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Long-Term Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally would be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally would be treated as ordinary income.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Payment currency:	U.S. dollar
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

We, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in futures, forwards and options contracts on the Brazilian real, cross currency swaps or positions in any other available currencies or instruments that we may wish to use in connection with such hedging.  Such purchase activity on or prior to the pricing date could potentially increase the value of the Brazilian real relative to the U.S. dollar on the pricing date and, as a result, could decrease the exchange rate required on a coupon determination date before investors would receive a higher variable coupon.  Additionally, such hedging activity during the term of the notes could potentially affect the BRL/USD exchange rate on any coupon determination date and, accordingly, the amount of variable coupons you will receive on coupon payment dates and at maturity.

March 2011	Page 5

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of notes and the related lending transactions, provided that neither the issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

March 2011	Page 6

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 3.00% for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of the notes for any single investor
100%	3.00%	<$1MM
99.50%	2.50%	>$1MM and <$3MM
99.25%	2.25%	>$3MM and <$5MM
99.00%	2.00%	≥$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

March 2011	Page 7

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

How the Notes Work

The following hypothetical examples illustrate the variable coupon payments that an investor receives, depending on whether the BRL has appreciated, depreciated or remained the same relative to the USD on each coupon determination date over the term of the notes.  The examples assume an initial exchange rate of 1.70 and a hypothetical coupon of $90 per note (9% per annum) if the BRL has appreciated against the USD on the related coupon determination date.  The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary. Exchange rates used in the examples below are hypothetical and do not reflect actual exchange rates.

Example 1:  The BRL has appreciated relative to the USD on each coupon determination date compared to its pricing date level.

Because the BRL has appreciated relative to the USD, and the exchange rate is less than or equal to the initial exchange rate on each coupon determination date, you will receive the variable coupon equal to $90 per note (9% per annum) on each of the five coupon payment dates, as shown below.  This is the best case scenario and investors will receive an average annualized coupon of 9% over the term of the notes.

	BRL/USD exchange rate on the relevant coupon determination date	Variable coupon payment (per note)
Coupon payment date #1	1.60	$90
Coupon payment date #2	1.70	$90
Coupon payment date #3	1.50	$90
Coupon payment date #4	1.55	$90
Coupon payment date #5 (maturity date)	1.65	$90
	Total coupon payment (per note)	$450 (Average annualized coupon of 9%)

Example 2:  The BRL has depreciated relative to the USD on each coupon determination date compared to its pricing date level.

Because the BRL has depreciated relative to the USD, and the exchange rate is greater than the initial exchange rate on each coupon determination date, you will receive the variable coupon equal to $10 per note (1% per annum) on each of the five coupon payment dates, as shown below.  This is the worst case scenario and investors will receive an average annualized coupon of only 1% over the term of the notes.

	BRL/USD exchange rate on the relevant coupon determination date	Variable coupon payment (per note)
Coupon payment date #1	1.80	$10
Coupon payment date #2	1.85	$10
Coupon payment date #3	1.75	$10
Coupon payment date #4	1.80	$10
Coupon payment date #5 (maturity date)	2.00	$10
	Total coupon payment (per note)	$50 (Average annualized coupon of 1%)

March 2011	Page 8

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Example 3:  The BRL has depreciated relative to the USD on three of the five coupon determination dates compared to its pricing date level

Because the BRL has depreciated relative to the USD on three coupon determination dates and has appreciated relative to the USD on two coupon determination dates, you will receive a variable coupon of $90 per note (9% per annum) on two of the coupon payment dates and $10 per note (1% per annum) on the remaining three coupon payment dates.  In this example, you will receive an average annualized coupon of only 4.2% over the term of the notes.

	BRL/USD exchange rate on the relevant coupon determination date	Variable coupon payment (per note)
Coupon payment date #1	1.60	$90
Coupon payment date #2	1.70	$90
Coupon payment date #3	1.75	$10
Coupon payment date #4	1.80	$10
Coupon payment date #5 (maturity date)	2.00	$10
	Total coupon payment (per note)	$210 (Average annualized coupon of 4.2%)

March 2011	Page 9

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Risk Factors

The notes involve risks not associated with an investment in ordinary fixed rate notes.  Accordingly, you should carefully consider whether the notes are suited to your particular circumstances before you decide to invest in them.  You should consult your own financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the underlying currencies.  The following is a non-exhaustive list of the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.

▪
The return on your investment in the notes depends on whether the Brazilian real has appreciated, and accordingly your actual return may be less than the amount that would be paid on conventional debt securities issued by us with similar maturities.  The terms of the notes differ from ordinary debt securities in that the coupon payable on the notes varies depending on whether the BRL has appreciated relative to the USD on the related coupon determination date as compared to the initial exchange rate.  If the BRL has depreciated relative to the USD on any annual coupon determination date, the coupon you receive for that year will be only $10 per note (1% per annum) and therefore, the overall return on your investment over the term of the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity issued by us.  Depending on the performance of the BRL relative to the USD, the payment of the variable coupon and the return of the stated principal amount of the notes at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
The maximum annual coupon is fixed and not proportional to the percentage appreciation in the Brazilian real.  You will receive a variable annual coupon of either $80 to $100 per note (to be determined on the pricing date) or $10 per note on each coupon payment date, depending on whether the BRL has appreciated, depreciated or remained the same relative to the USD on the related coupon determination date.  Because the maximum annual coupon is fixed at $80 to $100 per note (8% to 10% per annum), the maximum annual return on the notes will be no higher than 8% to 10%, even if the BRL were to appreciate significantly relative to the USD in any given year.

▪
The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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The notes will likely not be listed on any securities exchange and secondary trading may be limited.  We do not expect to list the notes on any securities exchange. Therefore, there may be little or no secondary market for the notes.  Our affiliate, MS & Co., may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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Market price of the notes may be influenced by many unpredictable factors.  Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market.  As noted above, we expect that the BRL/USD exchange rate on any day will affect the value of the notes more than any other single factor.  Other factors that may influence the value of the notes include: (i) the volatility (frequency and magnitude of changes in value) of the BRL/USD exchange rate; (ii) interest and yield rates in Brazil; (iii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the BRL, the USD or currencies markets generally and that may affect the exchange rate on the coupon determination dates; (iv) the time remaining to the maturity of the notes; and (v) any actual or anticipated changes in our credit ratings or credit spreads.  Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from your initial investment in the notes if, at the time of sale, the BRL has weakened relative to the USD or if interest rates rise.

March 2011	Page 10

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

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Government intervention could materially and adversely affect the value of the notes.  Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely.  As described above, governments, including those of Brazil and the United States, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.  There will be no offsetting adjustment or change made during the term of the notes in the event that the floating exchange rate between the BRL and the USD should become fixed.  Nor will there be any offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Brazilian real or the U.S. dollar, or any other currency.  Any significant changes or governmental actions with respect to the Brazilian real, the U.S. dollar or any other currency that result in a weakening of the BRL relative to the USD will adversely affect the value of the notes.

In addition, if the Brazilian real is lawfully eliminated, converted, redenominated or exchanged by Brazil during the term of the notes, the calculation agent, in its sole discretion, will determine the exchange rate (or make such adjustment to the exchange rate, as required) on each subsequent coupon determination date, and such determinations may adversely affect the amount payable to you on a coupon payment date.

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Even though the underlying currencies trade around-the-clock, the notes will not. The interbank market in foreign currencies is a global, around-the-clock market.  Therefore, the hours of trading for the notes, if any trading market develops, will not conform to the hours during which the BRL and/or the USD are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.  Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the BRL/USD exchange rate used in calculating any variable coupon payment due to you under the notes.  There is no regulatory requirement that those quotations be firm or revised on a timely basis.  The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

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The notes are exposed to a single emerging markets currency and therefore expose you to significant non-diversified currency risk.  An investment in the notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the Brazilian real, relative to the U.S. dollar.  As an emerging markets currency, the Brazilian real is subject to an increased risk of significant adverse fluctuations in value.  Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.  The BRL/USD exchange rate is primarily affected by the supply and demand for the two currencies, as well as by monetary, fiscal and trade policies or actions pursued by the governments of Brazil and the United States and other countries important to international trade and finance, but is also influenced significantly from time to time by political or economic developments in Brazil or elsewhere, and by macroeconomic factors and speculative actions.  The exchange rate is freely negotiated, but may be influenced from time to time by intervention by the Central Bank of Brazil.  From 1995 to 1999, the Central Bank of Brazil allowed the gradual devaluation of the Brazilian real relative to the U.S. dollar.  In 1999, the Brazilian real suffered a currency crisis with significant devaluation.  Subsequently, the Central Bank of Brazil allowed the exchange rate to float freely, although subject to frequent intervention by the Central Bank of Brazil to manipulate the BRL/USD exchange rate.  Since then the exchange rate has fluctuated considerably.  In addition, under certain conditions the government has the ability to restrict the conversion of the Brazilian real into foreign currencies.  Factors that might affect the likelihood of the government’s imposing these or other exchange control restrictions include the extent of Brazil’s foreign currency reserves, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund, and political constraints to which Brazil may be subject.

March 2011	Page 11

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

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Suspension or disruptions of market trading in the Brazilian real may adversely affect the value of the notes.  The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators.  These circumstances could adversely affect the BRL/USD exchange rate and therefore, the payments on the notes and the value of the notes in the secondary market.

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The inclusion of commissions and the cost of hedging, including the projected profit from the hedging, in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes hat are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley as a result of dealer discounts, mark-ups or other transaction costs.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, Morgan Stanley Capital Services Inc., which we refer to as MSCS, will determine the exchange rate on each of the coupon determination dates and will determine the amount of variable coupon you will receive on each coupon payment date and at maturity.  Determinations made by MSCS in its capacity as calculation agent may affect the payout to you at maturity.

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Hedging and trading activity by affiliates of the issuer could adversely affect the value of the notes.  One or more of our subsidiaries expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the BRL and/or USD), including trading in futures, forwards and options contracts on the BRL and cross currency swaps, as well as in other instruments related to the BRL and/or USD.  Some of our subsidiaries also trade the BRL and other financial instruments related to the BRL on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the value of the BRL relative to the USD on the pricing date and, as a result, could increase the value relative to the USD that the BRL must attain on each coupon determination date for you to receive the higher variable coupon on the related coupon payment date.

March 2011	Page 12

Variable Coupon Currency-Linked Notes due March 30, 2016
With the Coupon Based on Whether the Brazilian Real has Appreciated Relative to the U.S. Dollar

Historical Information

The following table sets forth the published high, low and end-of-quarter BRL/USD exchange rates for each quarter in the period from January 1, 2006 through February 18, 2011.  The related graph sets forth the daily BRL/USD exchange rates for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the BRL/USD exchange rate on the pricing date or the coupon determination dates.  You cannot predict the future performance of the BRL relative to the USD based on its historical performance.  If the BRL depreciates relative to the USD on any coupon determination date, you will receive a coupon of only $10 per note (1% per annum) for the related coupon payment date.

BRL (#BRL / 1 USD)	High	Low	Period End
2006
First Quarter	2.3364	2.1040	2.1640
Second Quarter	2.3525	2.0555	2.1650
Third Quarter	2.2244	2.1230	2.1690
Fourth Quarter	2.1912	2.1294	2.1364
2007
First Quarter	2.1523	2.0444	2.0594
Second Quarter	2.0478	1.9045	1.9290
Third Quarter	2.0930	1.8336	1.8336
Fourth Quarter	1.8390	1.7330	1.7800
2008
First Quarter	1.8306	1.6689	1.7519
Second Quarter	1.7444	1.5915	1.6037
Third Quarter	1.9634	1.5600	1.9046
Fourth Quarter	2.5127	1.9176	2.3145
2009
First Quarter	2.4473	2.1765	2.3228
Second Quarter	2.2737	1.9231	1.9518
Third Quarter	2.0092	1.7670	1.7670
Fourth Quarter	1.7866	1.7009	1.7345
2010
First Quarter	1.8950	1.7200	1.7813
Second Quarter	1.8836	1.7270	1.8047
Third Quarter	1.7926	1.6873	1.6873
Fourth Quarter	1.7416	1.6530	1.6613
2011
First Quarter (through February 18, 2011)	1.6891	1.6472	1.6621

Brazilian real January 1, 2006 to February 18, 2011 (expressed as units of BRL per 1 USD)

March 2011	Page 13